Press Release – 24th April 2007

LONDON, United Kingdom: Crew Gold Corporation ("Crew" or "the Company") (TSX: CRU) (OSE: CRU) (Frankfurt: KNC) (OTC-BB-Other; CRUGF.PK) today announced:-

Significant Resource Increase at Masara Gold Operation, Philippines

Crew is pleased to announce a significant increase in total resources for the Masara Operation, Compostela Valley Province on Mindanao Island, the Philippines.

Based on diamond drilling and underground development, the Indicated Resource as at February 28, 2007 has increased by 15% to 0.304 million ounces (1.46 million tonnes @ 6.5 g/t Au) compared with 0.263 million ounces (1.26 million tonnes @ 6.5 g/t Au) reported previously in August 2006. Inferred Resources have increased by over 60% to 1.847 million ounces (9.60 million tonnes @ 6.0 g/t Au) compared with 1.145 million ounces (5.74 million tonnes @ 6.3 g/t Au) in previous estimates.

The updated resource estimate is based on more than 31,000 metres of core drilling together with 514 metres of underground ore development. Drilling has focused on the Maligaya Trend hosting the Bonanza-Masara veins and the southern continuations, known as the Sandy-Jessie veins, with a combined strike-length of over 2,000 metres. Resource estimates for those veins outside the Maligaya Trend are unchanged from the previously reported historic data compiled by Snowden Mining Industry Consultants (2006).

Prior to Crew’s acquisition in 2005, systematic drilling had not been undertaken on the different vein systems at Masara. Most historic development was small scale mining of vein systems exposed on surface.  Historically, the Maligaya system has been partially mined from the Masara vein above the 590 metre level and from the Bonanza vein between the 560 and 590 metre levels. Drilling to date has indicated that the mineralized systems at Masara could be more substantial than previously anticipated and that within the more than 70 metre wide Maligaya Trend alteration zone several additional veins are splitting and merging in an anastomising pattern. These veins and splits are essentially un-mined and the drilling and new resource evaluation in this structure has added significantly to the increased resources. Underground mine development along the full length of the Maligaya trend will allow for a progressive increase of production, as more levels become established along the more than 2,000 metres strike length that is potentially accessible from the Malumon River valley.

Please see the attached file, for full report.

http://www.crewdev.com/pdf/CRU_NR240407_ResourceIncreaseatMasara.pdf

Jan A Vestrum

President & CEO

Safe Harbour Statement

This news release contains forward-looking statements which reflect the expectations of management and the board of directors, and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew Gold Corporation is conducting business and/or investor relations. Forward looking statements typically contain words such as “believes”, “anticipates”, “continue”, “could”, “expects”, “indicates”, “plans”, “will”, “may”, “projects”, “would” or similar expressions suggesting future outcomes or events, although not all forward-looking statements contain these identifying words. Such forward-looking statements reflect the current beliefs of management and the board of directors based on information currently available to them. Forward-looking statements involve inherent risks and uncertainties, and Crew cautions readers not to place undue reliance on these statements as a number of important factors could cause Crew’s actual results to differ materially from the beliefs and expectations expressed in such forward-looking statements. Factors that could cause actual results to differ materially from the results discussed in the forward-looking statements, include, but are not limited to, the factors discussed under the heading “Risks and Uncertainties” in Crew’s Annual Information Form dated October 10, 2006, as filed on SEDAR at www.sedar.com. Although the forward-looking statements contained in this news release are based upon what management and the board of directors believes to be current and reasonable assumptions, Crew cannot assure readers that actual results will be consistent with these forward-looking statements.  The forward-looking statements contained herein are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Crew undertakes no obligation to publicly update or revise these forward-looking statements to reflect subsequent events or circumstances. Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as “measured”, “indicated”, and “inferred” “resources”, which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC’s website at http://www.sec.gov/edgar.shtml.

www.crewgold.com

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